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02021488

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51898

SEC MAIL PROCESSING RECEIVED MAR 2 1 2002 WASH. D.C. 354 SECTION

3/29/02 FV

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Princeton Daytrading, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6125 Caminto Sacate
(No. and Street)

San Diego,	California	92120
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard P. Cadway — 619-265-9191
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

George Brenner, CPA A Professional Corporation
(Name — *if individual, state last, first, middle name*)

10680 W. Pico Boulevard, Suite 260	Los Angeles,	CA	90064
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 4 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard P. Cadway, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Princeton Daytrading, LLC, as of December 31, 2001, 19__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

CEO

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California
County of San Diego

On March 20, 2002 before me, the undersigned Notary Public, personally appeared

RICHARD P CADWAY,
Name of Signer(s)

___ personally known to me OR X proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or entity upon behalf of which the person(s) acted, executed the instrument.

SHERRY L. GORA
Commission # 1238156
Notary Public - California
San Diego County
My Comm. Expires Oct 16, 2003

WITNESS my hand and official seal.

Sherry L Gora
Notary Public

OPTIONAL

Though the data below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent reattachment of this form.

CAPACITY CLAIMED BY SIGNER

X Individual
___ Corporate Officers

____
Title(s)

___ Partner(s) ___ Limited
___ General
___ Attorney-in-Fact
___ Trustee(s)
___ Guardian/Conservator
___ Other: ______________________

DESCRIPTION OF ATTACHED DOCUMENT

Oath or Affirmation
Title or Type of Document

01
Number of Pages

03-20-2002
Date of Document

____

____
Signer(s) other than named above.

SIGNER IS REPRESENTING:
Name of person(s) or Entity(ies)

____

____

NASD
REGULATION
An NASD Company

March 4, 2002

Mr. Richard P. Cadway
Managing Director/COO
Princeton Daytrading, LLC
6125 Caminito Sacate
San Diego, CA 92120

Re: Request for Annual Audit Extension

Dear Mr. Cadway:

This is in response to your correspondence dated March 1, 2002 requesting an extension of time in which to file your Annual Audit Report for the fiscal year ending December 31, 2001.

I understand the pertinent facts to be as follows:

Your external auditors have asked for more time to be able to complete Princeton Daytrading, LLC's annual audit report.

Based on your assertion of the foregoing facts and pursuant to SEC Rule 17a-5, paragraph (a)(5), Princeton Daytrading, LLC is hereby granted an extension of time of 30 calendar days from March 1, 2002, in which to file its annual report of financial condition for the fiscal year ending December 31, 2001. This annual audit must be received on or **before March 31, 2002.**

If you have any further questions, please contact your examiner, Megan E. Vidaurri at 213/613-2652.

Sincerely,

Lusana Gee
Supervisor
213/613-2607

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2001

PRINCETON DAYTRADING, LLC

6125 CAMINTO SACATE

SAN DIEGO, CALIFORNIA 92120

CONTENTS

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD., SUITE 260
LOS ANGELES, CALIFORNIA 90064
310-202-6445 FAX 310-202-6494

REPORT OF INDEPENDENT ACCOUNTANT

Board of Directors
Princeton Daytrading, LLC
San Diego, California

I have audited the accompanying statement of financial condition of Princeton Daytrading, LLC, as of December 31, 2001 and related statements of operations, cash flows, and changes in stockholders' equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of Princeton Daytrading, LLC's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Princeton Daytrading, LLC as of December 31, 2001 and the results of its operations and cash flows for the year then ended in conformity with the United States of America generally accepted accounting principles.

George Brenner

George Brenner, C.P.A.

Los Angeles, California
March 6, 2002

PRINCETON DAYTRADING, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash in bank	$	9,365
Commissions Receivable		13,640
Clearing Broker's Deposit		26,818
Furniture & Fixtures, net of depreciation $30,673		60,485
Lease Deposit		7,000
Member Advance		35,000
Miscellaneous Receivable		910
Total Assets	$	153,218

LIABILITIES AND MEMBERS' EQUITY

Liabilities			
Accounts Payable		$	11,888
Credit Card			460
Total Liabilities			12,348
Members' Equity			
Members' Contribution	349,000		
Accumulated Deficit	(208,130)		
Total Members' Equity			140,870
Total Liabilities and Members' Equity		$	153,218

See Accompanying Notes to the Financial Statements

PRINCETON DAYTRADING, LLC
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2001

Revenue:		
Commissions	$	306,098
Interest		964
Other Income		46,791
		353,853
Operating Expenses (Schedule)		404,586
(Loss) Before Income Taxes	(	50,733)
Taxes on Income		1,842
Net Loss	$(	52,575)

See Accompanying Notes to the Financial Statements

PRINCETON DAYTRADING, LLC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001

Cash Flows from Operations:		
Net Loss	$	(52,575)
Add: Depreciation Amortization		18,521
		(34,054)
Clearing Broker Deposit		(785)
Commissions Receivable		17,447
Accounts Payable		(9,458)
Credit Card		(6,615)
Miscellaneous Receivable		340
Cash Flows (Required) from Operations		(33,125)
Acquisition Activities		0
Investing Activities		
Capital Contributed		24,000
Decrease in Cash		(9,125)
Equity, beginning		18,490
Cash in Bank, ending	$	9,365
Supplemental Data:		
Interest Paid	$	0
Income Taxes Paid	$	1,342

See Accompanying Notes to the Financial Statements

PRINCETON DAYTRADING, LLC
STATEMENT OF MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2001

	Members' Contribution	Retained Earnings (Deficit)	Equity
Balance January 1, 2001	$325,000	$(155,555)	$ 169,445
Members' Contribution	24,000		24,000
Net Income (Loss)		(52,575)	(52,575)
Balance Due December 31, 2001	$349,000	$(208,130)	$ 140,870

See Accompanying Notes to the Financial Statements

PRINCETON DAYTRADING, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 1 - PRESENTATION

Princeton Daytrading, LLC., the Company, was incorporated in May, 1999 and approved as a broker-dealer by the NASD on December 27, 1999.

NOTE 2 - NATURE OF BUSINESS

The Company is registered under SEC Rule 15c3-3(k)(2)(ii) which provides that all the funds and securities belonging to the Company's customers are handled by a correspondent broker-dealer.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Commission Revenue is recognized on a "Settlement Date Basis." Securities are valued at market.

NOTE 4 - NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum of net capital as defined under such provisions. See page 8 for the computation of net capital.

At December 31, 2000, the Company had a net capital of $37,475 and a net capital requirement of $5,000. The Company's percentage of aggregate indebtedness to net capital was 32.9%. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1. See page 8 for the computation of net capital.

NOTE 5 - OFF BALANCE - SHEET RISK

As discussed in Note 2, the customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customers' transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that a customer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker/dealer.

NOTE 6 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumption that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 7 - INCOME TAXES

The Company is a limited liability company (LLC). As such, any profits or losses pass directly through the LLC to the members' individual tax returns. There is a minimum California tax of $800 plus $1,042 on gross receipts.

PRINCETON DAYTRADING, LLC
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1

DECEMBER 31, 2001

COMPUTATION OF NET CAPITAL

Total stockholders' equity from statement of financial condition	$	140,870
Less: Excludable Assets - Page 9		(103,395)
NET CAPITAL		37,475

COMPUTATION OF NET CAPITAL REQUIREMENTS

Minimum net capital required 6-2/3 of total liabilities	$	824
Minimum dollar net capital required	$	5,000
Net Capital required greater of above amounts	$	5,000
EXCESS CAPITAL	$	32,475
Excess net capital at 1000% (net capital) less 10% of aggregate indebtedness	$	36,240

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities (from Statement of Financial Condition)	$	12,348
Percentage of aggregate indebtedness to net capital		32.9%
Percentage of debt to equity to total Computed in accordance with Rule 15c3-1(d)		N/A

See Accompanying Notes to Financial Statements

PRINCETON DAYTRADING, LLC
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1

DECEMBER 31, 2001

SCHEDULE FOR EXCLUDABLE ASSETS

Deposit	$	7,000
Member Advance		35,000
Miscellaneous Receivable		910
Furniture and Fixtures		60,485
	$	103,395

RECONCILIATION

The following is a reconciliation, as of December 31, 2000 of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4).

Unaudited	$	38,452
Overstatement of Ownership Equity		(67)
Misc. Receivable Shown as an Allowable Asset		(910)
Audited	$	37,475

See Accompanying Notes to the Financial Statements

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD., SUITE 260
LOS ANGELES, CALIFORNIA 90064
310-202-6445 FAX 310-202-6494

INDEPENDENT AUDITOR'S REPORT ON THE SCHEDULE OF OPERATING EXPENSES

Board of Directors
Princeton Daytrading, LLC
San Diego, California

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedule of operating expenses for the year ended December 31, 2001 is presented for purposes of additional information and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

George Brenner

George Brenner, CPA

Los Angeles, California
March 6, 2002

PRINCETON DAYTRADING, LLC
SCHEDULE OF OPERATING EXPENSES
YEAR ENDED DECEMBER 31, 2001

Accounting	$	4,367
Advertising		41,309
Amortization		3,936
Auto Lease		1,000
Bank Charges		1,026
Computer Equipment		1,640
Consultant		6,000
Depreciation		14,585
DSL	(	1,000)
Fees		178,526
Insurance		5,008
Office Equipment		1,806
Office Supplies		952
Payroll		53,857
Postage & Delivery		464
Prior Period Return State Reg. Fee	(	7,000)
Rent		76,000
T1-Line		12,328
Tax		89
Telephone		2,923
Utilities		2,872
All Other		3,898
Total Operating Expenses	$	404,586

See Accompanying Notes to the Financial Statements

PART II

PRINCETON DAYTRADING, LLC

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2001

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD., SUITE 260
LOS ANGELES, CALIFORNIA 90064
310-202-6445 FAX 310-202-6494

REPORT OF INDEPENDENT ACCOUNT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC Rule 17a-5

To the Board of Directors
Princeton Daytrading, LLC.
San Diego, California

In planning and performing my audit of the financial statements of Princeton Daytrading, LLC for the year ended December 31, 2001, I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;(2) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I consider to be material weaknesses as defined above. In addition, the Company, was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2001 and no facts came to my attention indicating that such conditions had not been complied with during the year then ended.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the national Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

George Brenner

George Brenner, CPA

Los Angeles, California
March 6, 2002